Exhibit 31

                                 ANNOUNCEMENT

          To Participants in the Handy & Harman Savings Plan:

                  As you are undoubtedly aware, on December 16, 1997 WHX Corporation announced that its wholly owned subsidiary, HN Acquisition Corporation commenced an unsolicited tender offer for any and all outstanding shares of common stock of Handy & Harman at $30 per share in cash.

                  At a meeting of the Board of Directors of Handy
          & Harman on December 23, 1997, the Board reviewed the WHX offer and its terms and conditions with Handy & Harman management, along with guidance from its legal and financial advisors.

                  After careful consideration, the Board of Directors unanimously determined that WHX's offer is inadequate, is not in the best interests of Handy & Harman and its shareholders and does not adequately reflect the future prospects of the Company.

                  Accordingly, the Board of Directors of Handy &
          Harman recommended that the Company's shareholders reject the WHX offer and not tender their shares pursuant to the offer.

                  Participants in the Savings Plan shall be aware that, under the Regulations governing 401(k) plans, tendering of shares will not result in a distributable event. Any cash received from the tendering of shares will remain in the Plan, be invested in the T. Rowe Price Prime Reserve Fund and may be subsequently reinvested as provided by the Plan.

                  Any participants wishing to tender Handy &
          Harman shares held in their 401(k) account should telephone T. Rowe Price with instructions by no later than 11:00 AM (E.S.T.) Friday, January 16, 1998. The phone number is 800-922-9945. Participants should indicate the number of shares they wish tendered. T. Rowe Price has agreed to compile this information and to initiate notification to the Depositary in accordance with the instructions contained in the Offer to Purchase.

                  If any difficulty is encountered, you should contact Michael Baker or Donna Rizzo-Byrnes of the Corporate Human Resources Department (914-925-4428/4429) for assistance.